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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                      Electronic Transmission Corporation
________________________________________________________________________________
                               (Name of Issuer)

                         Common Stock, $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  286002 20 9
        _______________________________________________________________
                                (CUSIP Number)

                                Edward K. Andrew
               6124 Trail Lake, Fort Worth, TX 76133 817/292-1870
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 28, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 286002 20 9
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Edward K. Andrew
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              1,913,174
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,913,174
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,913,174
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        12.24
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

CUSIP NO. 286002 20 9
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Timothy P. Powell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              1,326,667
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               1,326,667
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,326,667
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        8.42
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

CUSIP NO.  286002 20 9
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Scott Stewart
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              1,678,179
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               1,678,179
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,678,719
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        10.95
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

CUSIP NO.  286002 20 9
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        John J. Bassett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              1,644,826
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               1,644,826
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,644,826
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        10.73
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------------------------------------

Item 1. Security and Issuer

This filing relates to the Common Stock, $0.001 par value per share of Electronic Transmission Corporation (the "Company") whose principal executive offices are located at 15400 Knoll Trail, Drive Suite 330, Dallas, Texas 75248.

Item 2. Identity and Background

    (a)  Edward K. Andrew

    (b)  6124 Trail Lake
         Fort Worth, Texas 76133

    (c) Mr. Andrew is a registered representative with S & P Investors, Inc., 12720 Hillcrest Drive, Suite 108, Dallas, Texas 75230.

    (d) Mr. Andrew has not at any time been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Mr. Andrew has not at any time been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    (f)  Mr. Andrew is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

    Mr. Andrew used $3,750 of personal funds to make this purchase.

Item 1.   Security and Issuer

This filing relates to the Common Stock, $.001 par value per share of Electronic Transmission Corporation (the "Company") whose principal executive offices are located at 15400 Knoll Trail Drive, Suite 330, Dallas, Texas 75248.

Item 2.   Identity and Background

          (a). Timothy P. Powell

          (b)  15400 Knoll Trail Drive, Suite 330
               Dallas, Texas 75248

          (c) Mr. Powell is a director and the President of the Company whose address is 15400 Knoll Trail Drive, Suite 330, Dallas, Texas 75248.

          (d) Mr. Powell has not at any time been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Powell has not at any time been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Mr. Powell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Powell used $3,750 of personal funds to make the purchase.

Item 1.   Security and Issuer

          This filing relates to the Common Stock, $.001 par value per share of Electronic Transmission Corporation (the "Company") whose principal executive offices are located at 15400 Knoll Trail Drive, Suite 330, Dallas, Texas 75248.

Item 2.   Identity and Background

          (a)  Scott Stewart

          (b)  4555 W. Lovers Lane
               Dallas, Texas 75209

          (c) Mr. Stewart is a director of the Company and an attorney whose address is 4555 W. Lovers Lane, Dallas, Texas 75209.

          (d) Mr. Stewart has not at any time been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Stewart has not at any time been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Mr. Stewart is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Stewart used $3,750 of personal funds to make the purchase.

Item 1.   Security and Issuer

          This filing relates to the Common Stock, $.001 par value per share of Electronic Transmission Corporation (the "Company") whose principal executive offices are located at 15400 Knoll Trail Drive, Suite 330, Dallas, Texas 75248.

Item 2.   Identity and Background

          (a)  John J. Bassett

          (b)  1010 Lamar, Suite 1110
               Houston, Texas 77002

          (c) Mr. Bassett is a director of the Company and is Chief Executive Officer of Renaissance Petroleum whose address is 1010 Lamar, Suite 1110, Houston, Texas 77002

          (f) Mr. Bassett has not at any time been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Bassett has not at any time been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  Mr. Bassett is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Bassett used $3,750 of personal funds to make the purchase.

Item 4.   Purpose of Transaction

          On February 28, 2002, Mr. Andrew, on behalf of himself, Timothy P. Powell, Scott Stewart and John J. Bassett, each a member of the Board of Directors of the Company, and the Company executed a Compromise Settlement Agreement with Robert Fortier to resolve litigation and claims between the parties. Mr. Fortier was paid $15,000 in cash, twenty-five percent of which came from each individual, and each individual received an equal portion of the 3,403,306 shares of Company common stock transferred by Mr. Fortier. In addition if certain additional litigation involving the Company is dismissed, Mr. Fortier will receive an additional $60,000. The individuals will equally share in paying this amount. Other than to affect the settlement of the litigation pursuant to the Compromise Settlement Agreement, Messrs. Andrew, Powell, Stewart and Bassett have no agreement or understanding among or between any of them with respect to any plan or proposal relating to or involving the Company or their shares of Company common stock. The agreement between Messrs. Andrew, Powell, Stewart and Basset with respect to the Compromise Settlement Agreement is oral. Each of the named individuals intends to hold his shares for investment.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number and percentage of Company common stock beneficially owned by each of Messrs. Andrew, Powell, Stewart and Basset is disclosed on such reporting persons page 2 of the Cover Page of this Schedule 13D.

               As between them, each reporting person agreed to provide the funds necessary under the Compromise Settlement Agreement. If, and only to the extent, the individual reporting persons agreement to provides funds necessary to affect the Compromise Settlement Agreement could be considered as creation of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, then the disclosures required for the group are the cumulative totals of the information contained on each page 2 hereof for the individuals; however each individual reporting person expressly disclaims existence of and membership in, such a group. If such a group is ever deemed to have existed, this filing shall constitute notice that each reporting person has ceased to be a part thereof effective upon receipt of the subject Company shares.

          (b) Voting power of the Company common stock beneficially owned by each reporting person is disclosed on such reporting persons page 2 of the Cover Page of this Schedule 13D.

          (c) No reporting person has had any transactions in the Company's common stock within the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock beneficially owned by each of the reporting person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The preceding statement is true with respect to pledged securities of the Company or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits

          1.   Joint Filing Statement
          2.   Compromise Settlement Agreement, dated February 28, 2002
          3.   John J. Basset Signature Authorization Statement
          4.   Scott Stewart Signature Authorization Statement
          5.   Timothy P. Powell Authorization Statement

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2002

          /s/ EDWARD K. ANDREW
--------------------------------------------------------------------------------
Signature

Ken Andrew
--------------------------------------------------------------------------------
Name/Title

On behalf of Scott Stewart*, Timothy P. Powell*, John J. Basset*
--------------------------------------------------------------------------------
Signature

*By       /s/ EDWARD K. ANDREW
--------------------------------------------------------------------------------
Name/Title: Edward K. Andrew, duly authorized by written statement
            --------------------------------------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


--------------------------------------------------------------------------------
Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.1001)
--------------------------------------------------------------------------------

                              Index to Exhibits

Exhibit No.                 Description                                 Page No.

1.                  Joint Filing Statement                                 12
2.                  Compromise Settlement Agreement, dated
                    February 28, 2002                                      15
3.                  John J. Basset Signature Authorization Statement       21
4.                  Scott Stewart Signature Authorization Statement        22
5.                  Timothy P. Powell Authorization Statement              23